Wednesday, February 11, 2004

Mr. Patrick A. Jorstad
State Street Shareholder
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837
editor@shareholdersonline.org

Dear Fellow State Street Shareholder:

On September 29, 2003, FedEx shareholders overwhelmingly approved a shareholder proposal recommending that the company's board of directors take the necessary steps to declassify the board. The vote was 153,749,105 for and 76,642,665 against. There were 2,210,319 abstentions and 30,529,739 broker non-votes. Bowing to its shareholders, the FedEx board announced in January 2004 that it will put the matter to a binding vote at its next stockholders' meeting. The FedEx board had previously opposed the proposal, citing many of the same grounds that State Street's Board of Directors has cited over the past two years in opposition to my proposal to declassify State Street's Board and reinstitute annual election of all Directors.

On April 22, 2003, Merck shareholders approved a shareholder proposal concerning the reinstatement of annual election of that company's directors. The proposal received 917,412,173 votes for and 424,873,017 votes against, with 37,257,535 abstentions and 453,987,032 broker non-votes. Acceding to its shareholders, the Merck board announced in January 2004 that it has reversed course, and plans to put the entire board up for election annually. "We believe that a return to an annual system would be more responsive," said company spokesman Chris Loder. The Merck board had previously opposed the proposal, citing many of the same grounds that State Street's Board of Directors has cited over the past two years in opposition to my proposal to declassify State Street's Board and reinstitute annual election of all Directors.

On July 18, 2003, Dell shareholders were presented with the board's recommendation to eliminate the staggered board structure and to institute annual director elections: "The concept of a classified board is an anti-takeover measure that the Board of Directors feels is no longer appropriate given Dell's size and stature. Rather, the Board believes that stockholders should have the opportunity to vote on all directors each year and believes that this will be an effective way to maintain and enhance the accountability of the Board." The measure passed with more than two *billion* shares voted for it, and only 11.6 *million* shares voted against. In my opinion, the strong, confident stance of the Dell board stands in stark contrast to the position taken by State Street's Board of Directors on this issue.

Each of the three companies cited above are recognized leaders in their respective sectors. Each company's board of directors showed a willingness to evolve, and responded to its shareholders' corporate governance concerns. In my opinion, each company's shareholders voted in their own best interests, and sent a clear message – in two cases, over management's objections – that the structure of the board matters, from a corporate governance perspective.

The executive management team and the Directors at State Street expect most employees at the company to undergo annual performance reviews for raises, bonuses, and promotions. I fail to understand why the Directors of State Street should not be held to the same annual performance review standard by which they expect others to be measured.

In 2002, my proposal to declassify State Street's Board and to reinstitute annual election of all Directors received 85,747,069 votes for it, and 147,724,962 votes against it. There were 8,240,337 abstentions and 35,173,796 broker non-votes.

In 2003, votes "for" this proposal surged by more than 26%, and votes "against" it decayed by more than 7.5%. The proposal received 108,121,108 votes for it, and 136,577,292 votes against it. There were 3,406,620 abstentions and 41,110,496 broker non-votes.

If you supported the proposal in 2002 and/or 2003, I sincerely thank you for your support, and hope that you will consider voting for the measure again this year. If you withheld your support previously, or failed to vote on the measure altogether, I hope that you will evaluate your vote this year in light of the information presented above.

Thank you for the opportunity to share my viewpoint with you. If you wish to contact me, I would welcome the chance to discuss the proposal with you further. I remain

Sincerely yours,

/s/ Patrick A. Jorstad

Patrick A. Jorstad
State Street Shareholder

Important Information: Patrick A. Jorstad plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of State Street Corporation in connection with the 2004 Annual Meeting of Stockholders. State Street's annual meeting ordinarily takes place in April of each year. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents that are filed, will be available for free at the SEC's website, www.sec.gov. Mr. Jorstad is the beneficial owner of 324 shares of State Street's common stock, as of September 30, 2003. Permission to use quotes contained in the foregoing was neither sought nor obtained.